October 7, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Elite Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed June 15, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 10, 2014
File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. hereby acknowledges receipt of the September 25, 2015 SEC Comment Letter regarding the above referenced periodic reports (the “Letter”).

As we are in the midst of closing the most recent quarter and preparing the requisite Form 10-Q and will need additional time to respond to the comments in the Letter, we hereby request that our time to respond to the Letter be extended to October 26, 2015, 20 business days after the date of the Letter. At this time, we anticipate that we will be able to respond to the Letter on or before the requested extension date.

If you have any questions or comments or are unable to so extend our time to respond, please contact the undersigned at the above address.

Very truly yours,

s/Carter Ward
Carter Ward, CFO